BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

June 26, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed April 14, 2023

File No. 333-268469

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 28, 2023 (the “Comment Letter”) relating to Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Securities and Exchange Commission on April 14, 2023 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission an Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 5 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-1

Summary Reserve, Production and Operating Data

2022 Activity, page 35

1.	Your filing states on pages 35 and 188 that during 2022, “Revisions of previous estimates consisted of upward revisions to proved developed reserves and proved undeveloped reserves of 182.9 Bcfe as a result of higher average pricing during 2022 for natural gas, NGLs and oil.” However, on page F-50, this upward pricing revision of 182.9 Bcfe is attributed solely to proved developed reserves. Please review and revise your filing so that all volume changes are consistent and correlate with the reconciliations provided.

Response: The Registration Statement has been revised as requested. Please see pages 36 and 198 of Amendment No. 5.

Our Operations

Drilling, Refrac and Restimulation Activity, page 174

2.	Please expand your filing to include a description of your present activities, including the number of gross and net wells in process, as of December 31, 2022. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see page 183 of Amendment No. 5.

Summary of Our Reserve Estimates

Estimated Reserves at SEC Pricing, page 184

3.	Your presentation of estimated probable and possible reserves at SEC pricing on pages 185-186 includes multiple lines labeled as “Total estimated proved undeveloped reserves (MMcfe)”, which, in fact, appear to refer to probable and possible developed and undeveloped reserves. Please review and revise the labels in this presentation as necessary to resolve these inconsistencies.

Response: The Registration Statement has been revised as requested. Please see pages 194-195 of Amendment No. 5.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

Adorys Velazquez, Baker Botts L.L.P.

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